Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Amendment No. 2 to Form F-1 of our report dated September 3, 2026, with respect to the audits of the consolidated statements of financial positions of V Capital Consulting Group Limited and its subsidiaries as of December 31, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the two-year period ended December 31, 2025, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 3, 2026	Certified Public Accountants
PCAOB ID: 1171